March 6, 2006

Via EDGAR Amit Pande Assistant Chief Accountant United States Securities and Exchange Commission Washington, D.C. 20549

Re: National Rural Utilities Cooperative Finance Corporation Form 8-K Filed January 12, 2006 File No. 001-07102

Dear Mr. Pande:

This letter is in response to your comment letter sent to National Rural Utilities Cooperative Finance Corporation (the "Company") on February 16, 2006. Your letter requested that the Company file an amended Form 10-Q with restated financial statements for the quarter ended February 28, 2005, or advise the staff otherwise. This letter also follows-up on discussions between the Company and Rebekah Moore of your office.

The Company respectfully refers you to the Company's Form 8-K filed on January 12, 2006. At the end of the first paragraph under item 4.02(a), the Company specifically states that, " ... CFC will amend its May 31, 2005 Form 10-K and August 31, 2005 Form 10-Q to restate its previously reported financial results, prior to filing its November 30, 2005 Form 10-Q." Furthermore, in filing that above-referenced Form 10K/A on January 19, 2006, the Company stated in an explanatory note with the Form 10-K/A, that the amended report was being filed "to amend and restate the consolidated financial statements for fiscal year 2005 and the quarters ended November 30, 2004 and February 28, 2005 with respect to an accounting error related to the amount of the derivative transition adjustment amortized during each such period."

The Company also refers to Note 16 to the Consolidated Financial Statements, as filed in the Annual Report on Form 10-K/A on January 19, 2006. The Company believes that Note includes all of the material restated financial information for the quarter ended February 28, 2005. As contemplated in the Form 8-K filed January 12, 2006, the Company believes that all material information for the quarter ended February 28, 2005 which was restated is presented in that footnote and that, consistent with the Form 8-K filed on January 12, 2006, there is no need to restate and amend the Form 10-Q for that period.

In order to understand the foregoing position, and to answer and clarify staff concerns expressed to the Company, we note that as a result of the restatement, there is no change on the balance sheet to total assets, total liabilities or total equity. Since the only change as a result of the restatement (as can be seen in the restated and filed Form 10K/A Note 16) is to reduce retained earnings by $5.9 million, and to increase accumulated OCI by the same amount, there is no effect on total equity. On the income statement, the only change is a $2.1 million reduction in net margin, which again is directly shown in Note 16 (in a specific column identified as for the quarter ended February 28, 2005 "as restated"). In addition, Note 16 provides a reconciliation to the quarterly income statement as originally presented and as restated. As to the statement of cash flows, there is no substantive change since the only effect of the foregoing is to reduce net margin by $5.9 million and increase the derivative forward value by an identical amount (as clearly set forth in Note 16). Accordingly, there is no additional substantive information to be obtained from a restatement of the Form 10-Q for the quarter ended February 28, 2005.

As you consider the foregoing, the Company also calls to your attention that this restatement is what a reader of the January 12, 2006 Form 8-K will expect to see because the Company identified the periods of the error and said precisely how it was addressing the error (by amending its May 31, 2005 Form 10-K and August 31, 2005 Form 10-Q). This method of restatement is the same as done in accordance with and pursuant to SEC staff guidance in a previous Company restatement. The Company also notes that it will shortly (April 2006, or earlier) be filing its Form 10-Q for the period ended February 28, 2006, which will include the restated 2005 financial information.

Sincerely,

/s/ Steven L. Lilly
Steven L. Lilly

Chief Financial Officer
(Principal Financial Officer)